Filed by As Seen On TV, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: eDiets.com Inc.
Commission File No.: 000-30559

The following is an investor presentation given by As Seen On TV, Inc. on January 16, 2013

Trading as ASTV
Investor PowerPoint - January 2013
As Seen On TV, Inc.

Matters discussed in this presentation contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.
When used in this document, the words “anticipate”, “believe”, “estimate”,
“may”, “intend”, “expect” and similar expressions identify such forward-looking statements. These forward-looking statements are subject to risks, uncertainties, assumptions, and other factors that may cause the actual results, performance or achievements to differ materially from those contemplated, expressed or implied by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties associated with the impact of economic, competitive and other factors affecting the company and its operations, markets, product and distributor performance, the impact on the national and local economies resulting from terrorist actions, and U.S. actions subsequently; and other factors detailed in reports filed by the company.

March 31
OTCQB: ASTV
$0.75
$1.19 - $0.51
21,000 shares
51.3 million
9%
$38.5 million
$9.7 million
• Fiscal Year End:
• Symbol:
• Stock Price:
• High/Low (since 1/1/12):
• Average Daily Volume:
• Shares Outstanding:
• Inside Ownership:
• Market Cap:
• Total Assets (9/30/12):

Organization Structure
• DRTV - Direct Response Television
 o Short form (2 minute)
 o Long form (30 minute)
• Live Television Shopping
 o HSN, QVC, ShopNBC
• AsSeenOnTV.com - eCommerce Marketplace
• Retail

• Kevin Harrington - Founder & Chairman of the Board of Directors
 o Involved in the infomercial industry since 1984, producing one of the first 30 minute infomercials
• Steven Rogai - Founder & CEO
 o Over 15 years of retail & product development experience
 o Previous roles in branding, corporate purchasing, logistics, consumer sales, merchandising and retail management
• Eric Mausolf - COO
 o Over 20 years of interactive TV, retail & ecommerce experience
 o HSN, Jewelry TV
• Dennis W. Healey - CFO
 o CFO of Viragen for 27 years; a public company specializing in the research and development of biotechnology products
• Greg Adams - Board Member
 o COO of Green Earth Technologies, Inc. (GETG) since September 2010, & CFO since March
 2008
• Randy Pohlman - Board Member
 o Dean Emeritus of the H. Wayne Huizenga School of Business and Entrepreneurship at Nova
 Southeastern University
 o 30 years experience in corporate strategy & mergers and acquisitions

• Two-minute spots
• i.e. Snuggie, Pajama Jeans, Shake Weight
Direct Response Television
• 30-minute infomercial
• i.e. SeasonAire 6-in-1
Two Forms:

AS SEEN ON TV

Direct Response Television

Long form Success

SEASON AIRE™

Heater & Air Purification System

• All season 6-in-1 unit features infrared heater, true-HEPA air filter,
 UV air purifier, ionic air freshner, humidifier & dual-speed cooling fan
• Heats up to 1,000 square feet
• Partnered with Montel Williams
• Sold 35,000 units in first year

• Solid 25-year relationships with HSN & QVC
• “Test Before We Invest” business model
• Connecting products, inventors and entrepreneurs to a thriving distribution channel
• Opportunities for both branded product lines (i.e. TRUHair) and one-
 off products (i.e. Combi Chef, Bedol, Piktor Perfekt, Secure Clean)

TRŪHAIR

by Chelsea Scott™

Color & Lift
Be who you are!
Refresh, revive and rejuvenate your hair quickly and easily.
View all products Go!
Style & Finish
Dare to be SEXY!
Sculpt and style your tresses just the way you Like!
View all products Go!
Shampoo & Conditioner
Love yourself!
Treat those tresses to a TRU-ly hair-raising experience.
View all products Go!
Professional Tools
Do what you feel!
Enjoy style that stays and hair that looks salon smart
View all products Go!

TRUHair by Chelsea Scott
Live Shopping Success
• New beauty brand launched in mid-January 2012
• Generated $900 thousand in sales in its first 24 hours on a live shopping network
• Additional products in development
• Budgeted to generate $3-5mm in 2013 on HSN
Products also available on TRUHair.com

AsSeenOnTV.com

AS SEEN ON TV .com
OFFICIAL SITE
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• Acquired the asset June 22, 2012
• The only intellectual property in the As Seen On TV expanding category
• Largest destination for As Seen On TV products
 o Over 800 DRTV products from hundreds of suppliers
 o 1 million unique visitors per month
 o 5.6 average page views per visitor
 o $10 million in weekly media spent on DRTV products, which benefits AsSeenOnTV.com

AS SEEN ON TV

The Retail Side of DRTV

Walgreens

BED BATH & BEYOND

Walmart
Save money. Live better.

TARGET

• The end goal of a DRTV campaign is to get the product into retail outlets
• Every unit sold on TV is equivalent to 12 to 15 sales at retail
• Must create awareness through media buys
• Snuggie grossed $400 million in sales in just three years

Overview
• Merger Agreement signed 10/31/12 - All stock transaction for 19.1 million shares, subject to conditions to closing
• Cost savings and synergies
 • Pubco and fixed overhead savings
 • DRTV and infomercial experience
 • i.e. Nutrisystem accelerated its growth via a long-form 30-minute infomercial with celebrity endorsements
 • Media planning/buying expertise
 • Live shopping relationships
 • i.e. Nutrisystem complemented its growth with live shopping channel distribution via QVC ($15-50 million in annual sales contribution)
• Opportunities to accelerate top line growth
• Brand Ambassador CeeLo Green

Management Team
• Kevin Richardson - Current eDiets Chairman
 o Founded Prides Capital in January 2004
 o Partner at Blum Capital Partners from 1999 to 2004
 o Analyst at Tudor Investment
 o Assistant Portfolio Manager at Fidelity Management and Research
• Jennifer Hartnett - CEO of eDiets
 o Creative Director at Nutrisystem from 2005 to 2009
 • Managed print ads, direct mail, DRTV, online advertising and program materials
 o Strategic marketing experience with The Bon-Ton Department Stores, David’s
 Bridal, Miadora.com, Macy’s and May Company
• Rob Smedley - Senior Vice President of eDiets
 o Vice President of Sales and Counseling at Nutrisystem from 2000 to 2008
 • Oversaw all aspects of operations, including driving performance in a 400-
 person call center

• Test 18 - 24 DRTV campaigns per year
 o 1-2 significant winners generating $10mm+ revenue each
 • Short Form, Long Form
• 10-20 live shopping network products/year
 o 1-2 significant branded products/year generating $3mm+
 revenue each
 • TRU Hair, Clutter Cleaner

Proforma 12 Months
Proforma 12 Months (ending March 31, 2012)
$29.1mm revenue
42.5% gross margins
($11.3mm) operating loss

• Solid foundation put in place over the past year
• Highly experienced management team
• Low capital intensive & highly leverageable business model
• Solid portfolio of low priced/high margin consumer products
• Strong balance sheet - fully capitalized for growth
• eDiets acquisition - Highly scalable opportunity
• Celebrity-endorsed marketing opportunities

Investor Contact:
Jeff Ramson ProActive Capital Group 641
Lexington Avenue, 6th Floor New York, NY
 10022 646-863-
6341   www.proactivecapitalgroup.com
Corporate Contact:
Ashley Bowden
Corporate Communications Director
Abowden@TVGoodsInc.com
Auditors:
EisnerAmper
Contact Us

TRANSACTION NOTES
Important Information for Investors and Stockholders

The completion of the merger is conditioned upon, among other conditions, registration of the shares issued to eDiets’ stockholders on a registration statement on Form S-4, approval from stockholders of eDiets’ and other customary closing conditions. As a result, the merger may not be consummated. eDiets’ stockholders are expected to vote on the merger agreement and the merger, among other things, at a stockholder meeting expected to be held in the first quarter of 2013. Assuming approval of the transaction by the
eDiets’ stockholders, and the satisfaction of all closing conditions, it is expect that the transaction will close immediately following the stockholder meeting.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between As Seen On TV and eDiets will be submitted to the eDiets’ stockholders for their consideration. As Seen On TV has filed with the Securities and Exchange Commission ("SEC") a registration statement on
Form S-4 that includes a proxy statement of eDiets and also constitutes a prospectus of As Seen On TV. eDiets will mail the proxy statement/prospectus to its stockholders. As Seen On TV and eDiets also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF AS SEEN ON TV AND EDIETS ARE URGED TO READ THE
PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC
CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders may obtain free copies of the proxy statement/prospectus and other documents containing important information about As Seen On TV and eDiets through the website maintained by the SEC at www.sec.gov. As Seen On TV and eDiets make available free of charge at www.tvgoods.com and
www.eDiets.com, respectively (in the “Investors Relations - Financial Statements” section and the “Investor Relations” section, respectively), copies of materials they file with, or furnish to, the SEC, or investors and stockholders may contact As Seen On TV at
(727) 288-2738 or eDiets at (954) 360-9022 to receive copies of documents that each company files with or furnishes to the SEC.

Participants in the Merger Solicitation

eDiets and certain of its directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of eDiets in connection with the proposed transaction. Information about the directors and executive officers of eDiets is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 2, 2012. This document can be obtained free of charge from the sources indicated above.
Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the
SEC when they become available.